Exhibit 99.1

CHC Helicopter Corporation T 604.276.7500 F 604.232.8341 www.chc.ca
PRESS RELEASE

CHC Announces Cash Tender Offer and Related Consent Solicitation for All of Its Outstanding 7⅜ % Senior Subordinated Notes Due 2014

VANCOUVER, BRITISH COLUMBIA -- May 27, 2008 -- CHC Helicopter Corporation (“CHC”) (TSX:FLY.A, FLY.B) (NYSE:FLI) announced today that it has commenced a cash tender offer (the “Offer”) for all of its outstanding 7⅜% Senior Subordinated Notes due 2014 (CUSIP No. 12541CAF1) (the “Notes”).  In connection with the Offer, CHC is soliciting (the “Consent Solicitation”) consents (the “Consents”) to amend the terms of the Notes and the indenture pursuant to which the Notes were issued (the “Indenture”). The Offer and the Consent Solicitation are being made in connection with a previously announced arrangement agreement that provides for the acquisition of all of CHC’s outstanding Class A Subordinate Voting Shares and Class B Multiple Voting Shares by 6922767 Canada Inc., an affiliate of a fund managed by First Reserve Corporation (such transaction referred to herein as the “Arrangement”). The completion of the Offer and the receipt of the requisite Consents are not conditions to completion of the Arrangement or the financing thereof.

The Offer will expire at midnight, New York City time, on June 23, 2008, unless extended or earlier terminated by CHC (the “Expiration Date”). Holders who wish to receive the Total Consideration (as defined below) for the Notes must validly tender and not validly withdraw their Notes on or prior to 5:00 p.m., New York City time, on June 9, 2008, unless extended or earlier terminated (the “Consent Payment Deadline”).

Holders tendering their Notes will be required to consent to proposed amendments to the Indenture and the Notes, which would eliminate substantially all of the restrictive covenants contained in the Indenture and the Notes (except the covenants relating to change of control and asset sale offers), eliminate certain events of default, modify the covenant regarding mergers and consolidations, and modify or eliminate certain other provisions, including certain provisions relating to defeasance, contained in the Indenture and the Notes. Holders may not tender their Notes without also delivering Consents and may not deliver Consents without also tendering their Notes.

The total consideration for each $1,000 principal amount of Notes validly tendered and not validly withdrawn pursuant to the Offer is $1,015.00 (the “Total Consideration”). The Total Consideration includes a consent payment of $5.00 per $1,000 principal amount of Notes (the “Consent Payment”). Subject to the terms and conditions of the Offer and the Consent Solicitation, the Consent Payment will be made in respect of Notes validly tendered and not validly withdrawn and as to which Consents to the proposed amendments are delivered on or prior to the Consent Payment Deadline. Holders must validly tender and not validly withdraw Notes on or prior to the Consent Payment Deadline in order to be eligible to receive the Total Consideration.  Holders who validly tender their Notes after the

CHC Helicopter Corporation T 604.276.7500 F 604.232.8341 www.chc.ca
PRESS RELEASE

Consent Payment Deadline and on or prior to the Expiration Date will be eligible to receive only the tender offer consideration of $1,010.00 per $1,000 principal amount of Notes, representing an amount equal to the Total Consideration less the Consent Payment.

Holders whose Notes are validly tendered and not validly withdrawn and are accepted for payment in the Offer will also receive accrued and unpaid interest in respect of such purchased Notes from the last interest payment date preceding the date on which payment for purchased Notes is made (the “Payment Date”) to, but not including, the Payment Date. The Payment Date is expected to occur promptly after the Expiration Date, assuming all conditions to the Offer have been satisfied or waived.

The Offer and the Consent Solicitation are made upon the terms and conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated the date hereof (the “Offer to Purchase”) and the related Consent and Letter of Transmittal.  The Offer and the Consent Solicitation are subject to the satisfaction or waiver of certain conditions, including receipt of Consents sufficient to approve the proposed amendments and the closing of the Arrangement having occurred, or such Arrangement occurring substantially concurrent with the Expiration Date.  The Offer to Purchase contains important information which should be read carefully before any decision is made with respect to the Offer.

CHC has retained Morgan Stanley & Co. Incorporated to act as Dealer Manager and Solicitation Agent in connection with the Offer and the Consent Solicitation.  Morgan Stanley & Co. Incorporated may perform the services contemplated by the Offer and the Solicitation in conjunction with its affiliates (including, without limitation, its affiliates incorporated under the federal laws of Canada).  Persons with questions regarding the Offer or the Consent Solicitation should contact Morgan Stanley & Co. Incorporated at (800) 624-1808 (toll-free) or (212) 761-1941 (collect). Persons residing or incorporated in Canada should contact Morgan Stanley Canada Limited at (416) 943-8417. The Offer to Purchase and other documents relating to the Offer and the Consent Solicitation are expected to be distributed to holders of the Notes beginning today.  Requests for documentation may be directed to D.F. King & Co., Inc., the Information Agent, which can be contacted at (212) 269-5550 (banks and brokers, call collect) or (888) 869-7406 (all others, call toll-free).

This release is for informational purposes only and is neither an offer to purchase, a solicitation of an offer to sell the Notes nor a recommendation regarding the Offer and/or Consent Solicitation. Holders should seek legal advice from an independent financial advisor as to the suitability of the transactions described herein for the individual concerned.  The Offer and the Consent Solicitation are not being made to holders of the Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws

CHC Helicopter Corporation T 604.276.7500 F 604.232.8341 www.chc.ca
PRESS RELEASE

require the Offer and the Consent Solicitation to be made by a licensed broker or dealer, the Offer and the Consent Solicitation will be deemed to be made on behalf of CHC by the Dealer Manager and Solicitation Agent, or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements.  You are cautioned not to place undue reliance on these forward-looking statements. While these statements represent CHC’s best current judgment, the actual results could differ materially from the conclusion, forecast or projection contained in the forward-looking information. Certain material factors or assumptions were applied in making the forward-looking statements. Such factors include, but are not limited to, the following: the risk that the Arrangement and the related financing are not completed on the terms contemplated (if at all), exchange rate fluctuations, inherent risk, trade credit risk, industry exposure, inflation, contract loss, inability to maintain government issued licenses, inability to obtain necessary aircraft or insurance, competition, political, economic and regulatory uncertainty, loss of key personnel, pension risk, work stoppages due to labor disputes, international uncertainty and impact of any future material acquisitions, all as further detailed in CHC’s Annual Report on Form 20-F/A, in CHC’s management information circular furnished to the U.S. Securities and Exchange Commission by CHC on Form 6-K on April 4, 2008 and in other filings with the U.S. Securities and Exchange Commission and Canadian securities regulators. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.  CHC disclaims any intentions or obligations to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

About CHC

CHC is one of the world’s largest providers of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries worldwide.

If you wish to be added to CHC’s news distribution list, please visit
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For further information, please contact:

CHC Helicopter Corporation
Sylvain Allard

CHC Helicopter Corporation T 604.276.7500 F 604.232.8341 www.chc.ca
PRESS RELEASE

President and Chief Executive Officer
(604) 279-2455 or (604) 307-8646
Email: sallard@chc.ca

or

CHC Helicopter Corporation
Rick Davis
Senior Vice President and Chief Financial Officer
(604) 279-2471 or (778) 999-0314
Email: rdavis@chc.ca
Website: www.chc.ca